Exhibit 99.1

Niu Technologies Announces Unaudited First Quarter 2026 Financial Results

-- First Quarter Revenues of RMB 909.5 million, up 33.4% year over year

-- First Quarter Net Loss of RMB 93.9 million, compared with RMB 38.8 million in the same period of 2025

BEIJING, China, May 18, 2026 – Niu Technologies (“NIU” or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Revenues were RMB 909.5 million, an increase of 33.4% year over year

•	Gross margin was 17.4%, compared with 17.3% in the first quarter of 2025

•	Net loss was RMB 93.9 million, compared with RMB 38.8 million in the first quarter of 2025

•	Adjusted net loss (non-GAAP)[1] was RMB 88.0 million, compared with RMB 31.4 million in the first quarter of 2025

First Quarter 2026 Operating Highlights

•	The number of e-scooters sold was 261,624, an increase of 28.7% year over year

•	The number of e-scooters sold in China was 247,938, an increase of 35.4% year over year

•	The number of e-scooters sold in the international markets was 13,686, down 32.4% year over year

•	The number of franchised stores in China was 4,542 as of March 31, 2026

Dr. Yan Li, Chief Executive Officer of the Company, remarked, “We continued to expand our presence among younger consumers in China, leveraging a targeted strategy featuring dual Gen Z brand ambassadors to deepen engagement. In the first quarter of 2026, we launched AI-integrated flagship models. Powered by the NIU AIOS intelligent operating system, these models highlight our industry-leading position in AI technology, delivering a seamless, smart riding ecosystem focused on safety, convenience, and personalized user experiences.”

Dr. Li continued, “Internationally, we continued to refine our market strategy. By prioritizing our electric motorcycle position and optimizing our micro-mobility footprint, we are driving the operational improvements that reinforce our foundation for sustainable, long-term growth.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

First Quarter 2026 Financial Results

Revenues reached RMB 909.5 million, representing a 33.4% increase year over year. This increase was primarily driven by a 28.7% increase in sales volume, complemented by a 5.6% increase in revenues per e-scooter. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2026 Q1	2025 Q1	% change YoY
E-scooter sales from China market	773.6	546.4	+41.6%
E-scooter sales from international markets	50.9	60.0	-15.2%
E-scooter sales, sub-total	824.5	606.4	+36.0%
Accessories, spare parts and services	85.0	75.6	+12.5%
Total	909.5	682.0	+33.4%

Revenues per e-scooter (in RMB)	2026 Q1	2025 Q1	% change YoY
E-scooter sales from China market[2]	3,120	2,985	+4.5%
E-scooter sales from international markets[2]	3,716	2,962	+25.5%
Revenues per e-scooter	3,151	2,983	+5.6%
Accessories, spare parts and services[3]	325	371	-12.4%
Blended revenues per e-scooter (including accessories, spare parts and services)	3,476	3,354	+3.6%

▪	E-scooter sales revenues from China market were RMB 773.6 million, an increase of 41.6% year over year, representing 93.8% of total e-scooter revenues. The increase was mainly due to a 35.4% increase in sales volume and a 4.5% increase in revenues per e-scooter in China market.

▪	E-scooter sales revenues from international markets were RMB 50.9 million, a decrease of 15.2% year over year, representing 6.2% of total e-scooter revenues. The decrease was mainly due to lower sales volume of kick-scooters in international markets.

▪	Accessories, spare parts and services revenues were RMB 85.0 million, an increase of 12.5% year over year, representing 9.4% of total revenues. The increase was primarily driven by higher revenues from Niu App services, as well as from accessories and spare parts sales in China market.

▪	Revenues per e-scooter were RMB 3,151, an increase of 5.6% year over year. This increase was primarily driven by a higher sales proportion from China market, coupled with higher revenues per e-scooter in China.

Cost of revenues was RMB 751.0 million, an increase of 33.2% year over year, mainly due to increased sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,870, an increase of 3.5% from RMB 2,774 in the first quarter of 2025. This increase was mainly due to provisions for slow-moving inventory in international markets.

Gross margin was 17.4%, compared with 17.3% in the same period of 2025. The slight increase was primarily attributable to solid performance in China market, driven by a favorable product mix and effective cost-control efforts. This was partially offset by lower gross margin on kick-scooters in international markets.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international markets in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Operating expenses were RMB 263.6 million, an increase of 59.7% from the same period of 2025. Operating expenses as a percentage of revenues were 29.0%, compared with 24.2% in the first quarter of 2025.

▪	Selling and marketing expenses were RMB 179.7 million (including RMB 0.9 million of share-based compensation expenses), an increase of 56.8% from RMB 114.6 million in the first quarter of 2025, mainly due to an increase of RMB 45.9 million in advertising and promotion expenses, primarily driven by intensified marketing initiatives in China market during the Chinese New Year holiday season, RMB 8.5 million in staff costs, and RMB 8.3 million in depreciation and amortization. Selling and marketing expenses as a percentage of revenues were 19.8%, compared with 16.8% in the first quarter of 2025.

▪	Research and development expenses were RMB 41.4 million (including RMB 1.9 million of share-based compensation expenses), an increase of 38.8% from RMB 29.8 million in the first quarter of 2025, mainly due to an increase of RMB 5.4 million in design and testing expenses, and RMB 4.9 million in staff costs and share-based compensation. Research and development expenses as a percentage of revenues were 4.5%, compared with 4.4% in the first quarter of 2025.

▪	General and administrative expenses were RMB 42.5 million (including RMB 2.9 million of share-based compensation expenses), an increase of 105.8% from RMB 20.7 million in the first quarter of 2025, mainly attributable to an increase of RMB 28.4 million in foreign exchange losses, consisting of foreign exchange losses of RMB 19.2 million in this quarter versus foreign exchange gains of RMB 9.1 million in the first quarter of 2025. General and administrative expenses as a percentage of revenues were 4.7%, compared with 3.0% in the first quarter of 2025.

Operating expenses excluding share-based compensation expenses were RMB 257.8 million, an increase of 63.4% year over year, representing 28.3% of revenues, compared with 23.1% in the first quarter of 2025.

▪	Selling and marketing expenses excluding share-based compensation expenses were RMB 178.8 million, an increase of 58.3% year over year, representing 19.7% of revenues, compared with 16.6% in the first quarter of 2025.

▪	Research and development expenses excluding share-based compensation expenses were RMB 39.5 million, an increase of 45.2% year over year, representing 4.3% of revenues, compared with 4.0% in the first quarter of 2025.

▪	General and administrative expenses excluding share-based compensation expenses were RMB 39.6 million, an increase of 123.4% year over year, representing 4.3% of revenues, compared with 2.6% in the first quarter of 2025.

Share-based compensation expenses were RMB 5.9 million, compared with RMB 7.5 million in the same period of 2025.

Income tax benefit was RMB 6.4 million, compared with RMB 2.2 million in the same period of 2025.

Net loss was RMB 93.9 million, compared with RMB 38.8 million in the first quarter of 2025. The net loss margin was 10.3%, compared with 5.7% in the same period of 2025.

Adjusted net loss (non-GAAP) was RMB 88.0 million, compared with RMB 31.4 million in the first quarter of 2025. The adjusted net loss margin4 was 9.7%, compared with 4.6% in the same period of 2025.

Basic and diluted net loss per ADS were both RMB 1.16 (US$ 0.17).

Balance Sheet

As of March 31, 2026, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,163.3 million in aggregate. The Company had restricted cash of RMB 211.0 million and short-term bank borrowings of RMB 230.0 million.

Business Outlook

NIU expects revenues for the second quarter of 2026 to be in the range of RMB 1,570 million to RMB 1,821 million, representing a year-over-year increase of 25% to 45%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, May 18, 2026 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its first quarter 2026 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies First Quarter 2026 Financial Results Conference Call
Registration Link:	https://register-conf.media-server.com/register/BId1e27f181619440aa4c06d4d313ba40d

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.8980 to US$ 1.00, the exchange rate in effect as of March 31, 2026, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	924,738,132	940,738,981	136,378,513
Term deposits	128,235,695	128,016,895	18,558,552
Restricted cash	210,864,000	211,041,700	30,594,622
Short-term investments	62,661,176	94,536,731	13,704,948
Accounts receivable, net	37,372,044	37,102,761	5,378,771
Inventories	652,579,651	728,237,121	105,572,212
Prepayments and other current assets	343,536,572	382,638,713	55,470,964
Total current assets	2,359,987,270	2,522,312,902	365,658,582

Non-current assets
Property, plant and equipment, net	420,173,035	440,481,955	63,856,474
Intangible assets, net	776,328	711,355	103,125
Operating lease right-of-use assets	75,954,225	74,791,263	10,842,456
Deferred income tax assets	57,457,432	64,965,215	9,417,978
Other non-current assets	35,988,114	46,549,546	6,748,267
Total non-current assets	590,349,134	627,499,334	90,968,300

Total assets	2,950,336,404	3,149,812,236	456,626,882

LIABILITIES
Current liabilities
Short-term bank borrowings	240,000,000	230,000,000	33,342,998
Notes payable	394,285,714	515,146,575	74,680,570
Accounts payable	704,089,088	805,617,804	116,790,056
Income taxes payable	2,197,710	2,159,713	313,093
Advances from customers	182,598,444	232,341,609	33,682,460
Deferred revenue-current	75,148,049	74,706,348	10,830,146
Accrued expenses and other current liabilities	404,813,611	429,791,597	62,306,697
Total current liabilities	2,003,132,616	2,289,763,646	331,946,020

Deferred revenue-non-current	23,316,175	24,029,178	3,483,499
Deferred income tax liabilities	2,057,892	3,094,379	448,591
Operating lease liabilities	3,956,501	2,683,722	389,058
Other non-current liabilities	12,941,916	12,530,448	1,816,533
Total non-current liabilities	42,272,484	42,337,727	6,137,681

Total liabilities	2,045,405,100	2,332,101,373	338,083,701

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	91,796	92,293	13,380
Class B ordinary shares	9,504	9,504	1,378
Additional paid-in capital	2,016,533,709	2,022,446,660	293,193,195
Accumulated other comprehensive loss	(17,990,674)	(17,203,163)	(2,493,935)
Accumulated deficit	(1,093,713,031)	(1,187,634,431)	(172,170,837)
Total shareholders’ equity	904,931,304	817,710,863	118,543,181

Total liabilities and shareholders’ equity	2,950,336,404	3,149,812,236	456,626,882

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
Revenues	681,988,452	909,524,362	131,853,343
Cost of revenues(a)	(563,907,241)	(750,975,863)	(108,868,638)
Gross profit	118,081,211	158,548,499	22,984,705

Operating expenses:
Selling and marketing expenses(a)	(114,597,915)	(179,708,335)	(26,052,238)
Research and development expenses(a)	(29,801,606)	(41,355,739)	(5,995,323)
General and administrative expenses(a)	(20,650,614)	(42,490,711)	(6,159,860)
Total operating expenses	(165,050,135)	(263,554,785)	(38,207,421)
Government grants	386,890	572,874	83,049
Operating loss	(46,582,034)	(104,433,412)	(15,139,667)

Interest expenses	(1,411,322)	(1,483,612)	(215,079)
Interest income	6,893,472	5,522,944	800,659
Investment income	7,780	63,529	9,210
Loss before income taxes	(41,092,104)	(100,330,551)	(14,544,877)
Income tax benefit	2,247,384	6,409,151	929,132
Net loss	(38,844,720)	(93,921,400)	(13,615,745)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(2,995,210)	787,511	114,165
Comprehensive loss	(41,839,930)	(93,133,889)	(13,501,580)
Net loss per ordinary share
—Basic	(0.24)	(0.58)	(0.08)
—Diluted	(0.24)	(0.58)	(0.08)
Net loss per ADS
—Basic	(0.49)	(1.16)	(0.17)
—Diluted	(0.49)	(1.16)	(0.17)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	159,329,261	161,698,134	161,698,134
—Diluted	159,329,261	161,698,134	161,698,134
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	79,664,631	80,849,067	80,849,067
—Diluted	79,664,631	80,849,067	80,849,067

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
Cost of revenues	253,508	148,380	21,511
Selling and marketing expenses	1,662,077	927,749	134,495
Research and development expenses	2,626,530	1,901,702	275,689
General and administrative expenses	2,947,992	2,935,120	425,503
Total share-based compensation expenses	7,490,107	5,912,951	857,198

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
Net loss	(38,844,720)	(93,921,400)	(13,615,745)
Add:
Share-based compensation expenses	7,490,107	5,912,951	857,198
Adjusted net loss	(31,354,613)	(88,008,449)	(12,758,547)